UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
9 May 2011

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Press Release

The following press release was issued by BP p.l.c. on 6 May 2011:

“ARBITRAL PANEL PERMITS CONDITIONAL COMPLETION OF BP-ROSNEFT SHARE SWAP -- SUBJECT TO ROSNEFT’S CONSENT AND ASSIGNMENT OF ARCTIC OPPORTUNITY TO TNK-BP

The arbitral panel has today issued a consent order permitting BP and the Alfa-Access-Renova (AAR) consortium to assign the Arctic opportunity to TNK-BP, subject to Rosneft consent.

The order also permits the proposed share swap between BP and Rosneft to proceed subject to Rosneft having consented to assign the Arctic opportunity to TNK-BP. For the share swap to proceed, both BP and Rosneft would also have to agree that any shares received as a result of the share swap would be held for investment purposes only and placed in trust, with voting rights exercised by independent trustees, together with certain other technical amendments. Neither company would have representatives on the other’s board in respect of these holdings.

As a result of the consent order, BP can now seek agreement from Rosneft on the assignment of the Arctic opportunity to TNK-BP and modification of the terms of the share swap agreement. Rosneft’s consent will be required for both of these matters to proceed.

The interim injunction on both the share swap and the Arctic opportunity remain in place, subject to obtaining Rosneft’s consents as described above.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 9 May 2011	/s/ D J PEARL
D J PEARL
Deputy Company Secretary